Exhibit 99.1

Sun Life to acquire DentaQuest, a leader in dental benefits in the United States

  Strategic fit for Sun Life in attractive dental segments, more than doubling its U.S. employee benefits revenues and complementing its existing portfolio as a leader in health and group benefits
  Positions Sun Life as a leading dental benefits provider
  DentaQuest is the second largest provider of dental benefits in the United States, serving more than 33 million members
  Leading manager and provider of Medicaid dental benefits in the U.S. with growing Medicare Advantage and commercial businesses
  Immediately accretive to both underlying EPS and ROE; highly cash generative
  Conference call to be held on Monday, October 4, 2021, at 8 a.m. ET, details below

WELLESLEY, Mass., BOSTON and TORONTO, Oct. 3, 2021 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF), through its U.S. business, has entered into a definitive agreement to acquire DentaQuest, for US$2.475 billion (approximately C$3.1 billion). Headquartered in Boston and founded in 2001, DentaQuest is the largest provider of Medicaid dental benefits in the U.S. with growing Medicare Advantage, commercial and U.S. Affordable Care Act (ACA) exchange businesses. Currently DentaQuest has more than 33 million members in 36 states and approximately 2,400 employees.

Upon close of the transaction, DentaQuest will become part of the Sun Life U.S. business. Sun Life U.S. currently offers dental benefits through employers for their employee benefits plans and has an extensive national commercial dental network. The acquisition of DentaQuest aligns to Sun Life's business strategy of being a leader in health and group benefits.

"We're excited about the acquisition of DentaQuest and expanding our leadership into the U.S. dental benefits space," said Kevin Strain, President and CEO of Sun Life. "DentaQuest is a values-driven industry leader dedicated to improving oral health, with a focus on underserved populations and access to dental care. The addition of DentaQuest is consistent with our strategy to focus on health and group benefits in the U.S.  More importantly, it supports both our Purpose to help Clients achieve lifetime financial security and live healthier lives and our sustainability focus on improving health and wellness outcomes for all."

Upon close, DentaQuest will more than double the size of Sun Life's U.S. employee benefits business by revenues and will position it as a leader in providing government dental benefits, alongside another leading business at Sun Life U.S., its medical stop-loss business.

"DentaQuest is a great organization that provides high-quality dental care and insurance benefits to tens of millions of people in the United States, with an emphasis on government programs, a fast-growing segment that now rivals the size of the employee benefits space," said Dan Fishbein, M.D., President of Sun Life U.S. "DentaQuest brings Sun Life a leading dental business, and we plan to build on DentaQuest's strength in dental programs along with Sun Life's national commercial provider network and distribution team. DentaQuest's strong values are highly compatible with our own, focused on delivering quality oral health care to all communities. We're thrilled to have DentaQuest's team join us."

"DentaQuest's combination with Sun Life marks an important next step in our long-term transformation that will enhance and broaden our existing capabilities," said Steve Pollock, President and Chief Executive Officer of DentaQuest. "A variety of longstanding barriers have created significant unmet oral health needs, which are disproportionately felt by historically marginalized groups. With support from Sun Life, we will be even better positioned to fulfill this critical need, and we look forward to partnering with them as we begin this exciting next chapter."

Over the past 20 years, DentaQuest has pioneered a differentiated approach to oral health that emphasizes prevention, innovation and expansion of value-based solutions, with a focus on underserved communities. DentaQuest innovated its Preventistry® model, which aligns providers, payors and members by focusing on access, quality care and measurable outcomes, with its broad and deep Medicaid dental network in the U.S. and its proprietary claims management system, Windward. In addition to its leadership in Medicaid and Children's Health Insurance Programs (CHIP) programs, DentaQuest has seen robust growth in its Medicare Advantage and other segments, including offerings through health plan partners, as well as individuals on the U.S. ACA healthcare exchanges.

Dental benefits are the second-most popular benefit after health insurance and are growing in importance because of the correlation between oral and overall health. Dental benefits programs continue to be an area of growth in employer and government benefits programs. Millions of Americans, especially low-income populations and the elderly, have insufficient access to dental care and benefits, spotlighting the importance of the work that DentaQuest does.

The transaction will also enable CareQuest Institute for Oral Health ("CareQuest Institute") to expand on its strategic priorities in support of its mission.  CareQuest Institute, the current parent organization of DentaQuest, is a U.S.-based nonprofit organization that seeks to advance a more accessible, equitable, and integrated oral health system, particularly for underserved communities. DentaQuest and CareQuest Institute will continue to work closely together following Sun Life's acquisition of DentaQuest. CareQuest Institute plans to deploy the proceeds from the transaction into programs and initiatives that advance its mission.

"Today marks an important milestone in our journey with DentaQuest to improve the oral health of all, and we believe that Sun Life is the right partner for DentaQuest going forward given their similar cultures and shared purpose," said  Myechia Minter-Jordan, MD, MBA, President and Chief Executive Officer of CareQuest Institute. "The transaction will also enable CareQuest Institute to expand on our strategic priorities in support of our mission. We are pleased that CareQuest Institute and DentaQuest will continue to work together closely so that we can advance our mission of creating a more accessible, equitable, and integrated health system."

DentaQuest's minority shareholder, Centerbridge, will also be selling its stake in DentaQuest. "It has been a great pleasure to work so closely with Steve Pollock and the DentaQuest management team, who stand out for their exceptional skill in delivering value for customers, members, and all stakeholders, always in constant pursuit of DentaQuest's important mission," said Dan Osnoss, Senior Managing Director of Centerbridge. "We are also honored by our association with our partners at CareQuest Institute, who make critical contributions to the wellbeing of so many people. Sun Life is a fantastic home for DentaQuest with complementary capabilities and an aligned mission, and we look forward to their success together."

The acquisition is expected to be immediately accretive, adding approximately C$0.17 to underlying earnings per share and 42 basis points to underlying return on equity in 2022 on an annualized basis. In 2024, upon realization of expense synergies, Sun Life expects the acquisition to add approximately C$0.24 to underlying earnings per share and 50 basis points to underlying return on equity. The transaction will be financed using a combination of cash and debt and is expected to close in the first half of 2022, subject to receipt of regulatory approvals and satisfaction of customary closing conditions.

Barclays is acting as exclusive financial advisor to Sun Life on the transaction.  Debevoise & Plimpton LLP is serving as legal advisor to Sun Life. Centerview Partners LLC, Morgan Stanley & Co. LLC and CapM Advisors are acting as financial advisors and Ropes & Gray LLP serves as legal counsel to DentaQuest in connection with this transaction. Willkie Farr & Gallagher LLP serves as legal counsel to Centerbridge Partners L.P. in connection with this transaction.

Slides related to this announcement are available at www.sunlife.com.

Conference call
Sun Life will hold a conference call and live webcast, followed by a question and answer period with analysts.

Date: Monday, October 4, 2021
Time: 8:00 a.m. ET

To listen to the live webcast and view the presentation slides, please visit https://www.sunlife.com/en/investors/presentations-and-events/upcoming-events/ 10 minutes prior to the start of the call. An archive will be available on the website following the event.

To listen via telephone, please call 10 minutes prior to the scheduled start time as follows:

Participant Dial In (Toll Free): 1-(877) 658-9101, conference ID 6465183
Participant Dial In (International): (602) 563-8756, conference ID 6465183

About Sun Life
Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2021, Sun Life had total assets under management of C$1.36 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

In the United States, Sun Life is one of the largest group benefits providers, serving more than 55,000 employers in small, medium and large workplaces across the country. Sun Life's broad portfolio of insurance products and services in the U.S. includes disability, absence management, life, dental, vision, voluntary, supplemental health and medical stop-loss. Sun Life and its affiliates in asset management businesses in the U.S. employ approximately 5,500 people. Group insurance policies are issued by Sun Life Assurance Company of Canada (Wellesley Hills, Mass.), except in New York, where policies are issued by Sun Life and Health Insurance Company (U.S.) (Lansing, Mich.). For more information, please visit www.sunlife.com/us.

About DentaQuest
DentaQuest is a purpose-driven oral health care company dedicated to improving the oral health of all. We do this through Preventistry® – our all-in approach to better care, expanded access, value-based financing, and innovative solutions. We manage dental and vision benefits for 30+ million Americans and direct patient care through our network of more than 75 oral health centers in six states. We provide outcomes-based, cost-effective dental solutions for Medicaid and CHIP, Medicare Advantage, small and large businesses, and individuals nationwide. And, we've invested more than $230 million in grants, programs and other corporate citizenship efforts to achieve measurably healthier communities across the country. By advancing prevention-focused oral health, we will achieve better overall health for everyone. Learn more at www.dentaquest.com and follow us on Facebook, Instagram, LinkedIn, and Twitter.

About CareQuest Institute
CareQuest is a national nonprofit championing a more equitable future where every person can reach their full potential through excellent health. We do this through our work in grantmaking, research, health improvement programs, policy and advocacy, and education as well as our leadership in dental benefits, care delivery, and innovation advancements. We collaborate with thought leaders, health care providers, patients, and local, state, and federal stakeholders, to accelerate oral health care transformation and create a system designed for everyone. To learn more, visit carequest.org and follow us on Twitter, LinkedIn, Facebook, and Instagram.

About Centerbridge Partners, L.P.
Centerbridge Partners, L.P. is a private investment management firm employing a flexible approach across investment disciplines —private equity, private credit and real estate —in an effort to develop the most attractive opportunities for our investors. The Firm was founded in 2005 and as of August 1, 2021 has approximately $31 billion in capital under management with offices in New York and London. Centerbridge is dedicated to partnering with world-class management teams across targeted industry sectors and geographies. For more information, please visit www.centerbridge.com.

Non-IFRS Financial Measures
Underlying earnings per share and underlying return on equity are Non-IFRS financial measures.

We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to the closest IFRS measures are included in the Annual MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results & reports.

Forward-Looking Information
In this news release (other than the DentaQuest, CareQuest Institute and Centerbridge quotations and the "About DentaQuest", "About CareQuest Institute" and "About Centerbridge L.P." sections), "we", "our", "us" and "Sun Life" refer to Sun Life Financial Inc. and its subsidiaries and joint ventures. Certain statements in this news release are forward-looking, including, but not limited to, statements (i) relating to our growth strategies and strategic objectives, (ii) relating to our anticipated acquisition of DentaQuest, (iii) the prospects of our U.S. group benefits business, (iv) the expected timing of the closing of the transaction, (v) the expected source of funding, (vi) the expected impact of the transaction on our employee benefits revenues, underlying earnings per share and return on equity, (vii) that are not historical or that are predictive in nature or that depend upon or refer to future events or conditions, and (iv) that include words such as "intends", "expect", "will", and similar expressions. All such forward-looking statements are made pursuant to the "safe harbour provisions" of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

The forward-looking statements in this news release represent our current expectations, estimates and projections regarding future events as of the time of this news release and are not historical facts.  These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties and are based on key factors and assumptions that are difficult to predict, particularly in light of the ongoing and developing COVID-19 pandemic and its impact on the global economy and its uncertain impact on our business, including the assumption that the transaction will be completed. The forward-looking statements in this news release do not reflect the potential impact of any non-recurring or other special items or of any dispositions, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date of this news release. If any non-recurring or other special item or any transaction should occur, the financial impact could be complex and the effect on our operations or results would depend on the facts particular to such item and we cannot describe the expected impact in a meaningful way or in the same way we could present known risks affecting our business. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release.

Forward-looking statements are presented for the purpose of assisting investors and others in understanding our expected financial position and results of operations as at the date of this news release, as well as our objectives for the transaction, strategic priorities and business outlook following the transaction, and in obtaining a better understanding of our anticipated operating environment following the transaction. Readers are cautioned that such forward-looking statements may not be appropriate for other purposes and undue reliance should not be placed on these forward-looking statements.

The following are transactional risk factors that could have an adverse effect on the forward-looking statements in this news release: (1) the ability of the parties to complete the transaction; (2) failure of the parties to obtain necessary consents and approvals or to otherwise satisfy the conditions to the completion of the transaction in a timely manner, or at all; (3) our ability to realize the financial and strategic benefits of the transaction; (4) the dedication of our resources to the completion of the transaction and the effect of the transaction on our continuing operations in the U.S.; and (5) the impact of the announcement of the transaction on Sun Life and DentaQuest. These risks all could have an impact on Sun Life's business relationships (including with future and prospective employees, Clients, distributors and partners) and could have an adverse effect on our current and future operations, financial conditions and prospects. Other important risk factors that could cause our actual results to differ materially from those expressed in or implied by the forward-looking statements in this news release are listed in the annual information form of Sun Life Financial Inc. for the year ended December 31, 2020, under the heading "Risk Factors" and other regulatory filings of ours filed or furnished to Canadian and U.S. securities regulators available at www.sedar.com and www.sec.gov.

Sun Life Media and Investor Relations contacts:

Corporate Communications	Investor Relations
Rajani Kamath	Yaniv Bitton
Associate Vice-President	Vice-President, Head of Investor Relations
Corporate Communications	& Capital Markets
647-515-7514	416-979-6496
rajani.kamath@sunlife.com	investor_relations@sunlife.com

Devon Fernald	Cynthia Michener
Sun Life U.S.	Sun Life U.S.
781-800-3609	508-864-9532
Devon.Portney.Fernald@sunlife.com	Cynthia.Michener@sunlife.com

DentaQuest/CareQuest Media contacts:
Fred Menko	Kristin LaRoche
DentaQuest	CareQuest
615-308-7414	857-275-5038
fred.menko@greatdentalplans.com	klaroche@carequest.org

Connect with Sun Life U.S.
https://www.facebook.com/SLFUnitedStates/
https://www.linkedin.com/company/sun-life-financial/
https://twitter.com/SunLifeUS

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SOURCE Sun Life Financial Inc.

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%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 19:00e 03-OCT-21